                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 PC Quote, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693236200
                                 --------------
                                 (CUSIP Number)

            James F. Mosier, Corporate Secretary and General Counsel
                              PICO Holdings, Inc.
                              875 Prospect Street
                                   Suite 301
                               La Jolla, CA 92037
                                 (619) 456-6022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                         AMENDMENT NO. 2
---------------------------------------------                  to                       --------------------------------------------
CUSIP NO.    693236200                                     SCHEDULE 13D                                           PAGE 2 OF 30 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              PICO Holdings, Inc.
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / X /
                                                                                     (b) /   /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
               Not Applicable

------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                            /   /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                           1,140,000 shares
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         3,746,000 shares
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                            1,140,000 shares
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           3,746,000 shares
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,886,400 shares
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     /   /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.1%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

               HC
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.  693236200


                                                       AMENDMENT NO. 2
---------------------------------------------                 to                        --------------------------------------------
CUSIP NO.  693236200                                      SCHEDULE 13D                                           PAGE 3 OF 30 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Physicians Insurance Company of Ohio
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / X /
                                                                                     (b) /   /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              /   /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                           None
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         3,746,400 shares
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                           None
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           3,746,400 shares
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,746,000 shares
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     /   /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              41.6%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

               IC
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.  693236200


                                                         AMENDMENT NO. 2
---------------------------------------------                  to                       --------------------------------------------
CUSIP NO.  693236200                                      SCHEDULE 13D                                           PAGE 4 OF 30 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              American Physicians Life Insurance Company
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) /  X /
                                                                                     (b) /    /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              /   /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                           None
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         96,400 shares
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                           None
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           96,400 shares
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              96,400 shares
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     /   /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.3%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

              IC
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.  693236200


                                                         AMENDMENT NO. 2
---------------------------------------------                 to                        --------------------------------------------
CUSIP NO.     693236200                                   SCHEDULE 13D                                           PAGE 5 OF 30 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Physicians Investment Company
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / X /
                                                                                     (b) /   /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              /   /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Ohio
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                           None
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         96,400 shares
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                           None
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           96,400 shares
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              96,400 shares
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     /   /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.3%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

              HC
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.  693236200

ITEM 1.  SECURITY AND ISSUER.
         --------------------

                  This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to the shares of Common Stock, $.001 par value (the "PC Quote Shares"), of PC Quote, Inc. ("PC Quote"). The address of the principal executive offices of PC Quote is 300 South Wacker Drive, Chicago, Illinois 60606.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          --------------------------------------------------

         As described in Amendment No. 1 to the Reporting Persons' Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on June 11, 1997 ("Amendment No. 1"), on May 5, 1997, Holdings and PC Quote entered into a Loan and Security Agreement (the "Loan Agreement"), under which Holdings agreed to make a secured loan to PC Quote in an aggregate principal amount of up to $1,000,000 at a fixed rate equal to 14% per annum. The entire principal balance and all accrued interest due under the Loan Agreement are payable on September 30, 1997. All advances under the Loan Agreement are to be secured by a pledge of substantially all of the assets of PC Quote. These liens are subject to the prior lien of PC Quote's primary lender, Lakeside Bank. Holdings is to be paid a "facility fee" of $40,000, plus interest at a rate equal to 14% per annum, on the maturity date of the loan contemplated by the Loan Agreement.

         Effective August 7, 1997, Holdings and PC Quote entered into a Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement (the "Joint Amendment") pursuant to which the amount which Holdings agreed to lend to PC Quote was increased from $1,000,000 to $2,000,000. Holdings made a secured loan to PC Quote on August 7, 1997 in the amount of the additional $1,000,000 (the "August 7, 1997 Loan"). No "facility fee" was payable by PC Quote to Holdings in connection with the August 7, 1997 Loan. Other than the provisions discussed in this paragraph, the terms and provisions of the Loan Agreement remain in full force and effect.

         On August 7, 1997, in connection with the August 7, 1997 Loan by Holdings to PC Quote, PC Quote issued a Common Stock Purchase Warrant (the "Second Warrant") to Holdings entitling Holdings to purchase a minimum of 500,000 PC Quote Shares, at a price per share (the "Second Warrant Price") equal to the lesser of (a) the mean of the closing bid price per share for the 20 preceding trading days (as reported by NASDAQ or such national securities exchange as the PC Quote Shares are traded on) and (b) $2.00 per share. The Second Warrant expires on April 30, 2000. In lieu of exercising the Second Warrant for cash, Holdings may elect to receive PC Quote Shares equal to the "value" of the Second Warrant determined in accordance with a formula specified in the Second Warrant (the "Conversion Value"). The number of PC Quote Shares subject to the Second Warrant and the Second Warrant Price will be adjusted to reflect stock dividends; reclassifications or changes of outstanding securities of PC Quote; any consolidation, merger or reorganization of PC Quote; stock splits; issuances of rights, options or warrants to all holders of PC Quote Shares exercisable at less than the current market price per share; and other distributions to all holders of PC Quote Shares. In the event of any sale, license or other disposition of all or substantially all of the assets of PC Quote or any reorganization, consolidation or merger involving PC Quote in which the holders of PC Quote securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity (an "Acquisition"), if the successor entity does not assume the obligations of the Second Warrant and Holdings has not fully exercised the Second Warrant, the unexercised portion of the Second Warrant will be deemed automatically converted into PC Quote Shares at the Conversion

Value. Alternatively, Holdings may elect to cause PC Quote to purchase the unexercised portion of the Second Warrant for cash upon the closing of any Acquisition for an amount equal to (a) the fair market value of any consideration that would have been received had Holdings exercised the unexercised portion of the Second Warrant immediately before the record date for determining stockholders entitled to participate in the proceeds of the Acquisition, less (b) the aggregate Second Warrant Price. The Second Warrant also provides for certain piggyback registration rights and a one-time demand registration right.


ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

         As described more fully in Item 3 of this Amendment No. 2 above, in connection with the Joint Amendment, on August 7, 1997, the Second Warrant was issued to Holdings.

         John R. Hart and Jim R. Porter were elected to the Board of Directors of PC Quote on July 17, 1997, joining Ronald Langley and Louis Morgan as directors. Messrs. Hart and Porter were elected to the PC Quote Board of Directors to fill vacancies in the Board. As discussed in the reporting persons' Schedule 13D, M. Blair Hull and Alexander R. Piper had resigned their positions as directors in December 1996. As discussed in the reporting persons' Amendment No. 1, Paul DiBiasio resigned his position as a director in April 1997. The Board of Directors of PC Quote has no immediate plans to fill the vacancy created by the resignation of the third director until the annual meeting currently scheduled to be held on October 16, 1997. Mr. Hart is President, Chief Executive Officer and a director of each of Holdings and Physicians. Mr. Porter was elected President and Chief Executive Officer of PC Quote in July 1997.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (A)(B) Beneficial Ownership of PC Quote Shares:

---------------------------------------------------------------------------------------------------------------------
                                            PC QUOTE SHARES WHICH
                                            MAY BE ACQUIRED UPON
                                           CONVERSION OF DEBENTURE             TOTAL PC QUOTE           PERCENT OF
                      PC QUOTE SHARES      AND/OR UPON EXERCISE OF                 SHARES         OUTSTANDING PC QUOTE
      PERSON          CURRENTLY HELD             WARRANTS                    BENEFICIALLY OWNED         SHARES (1)
      ------          --------------             --------                    ------------------         ----------
Holdings            2,146,400 (2)(3)(4)          2,740,000 (5)(6)                 4,886,400                48.1%
---------------------------------------------------------------------------------------------------------------------
Physicians          2,146,400 (2)(3)(4)          1,600,000 (5)                    3,746,400                41.6%
---------------------------------------------------------------------------------------------------------------------
APL                    96,400 (3)                    0                               96,400                 1.3%
---------------------------------------------------------------------------------------------------------------------
PIC                    96,400 (3)                    0                               96,400                 1.3%
---------------------------------------------------------------------------------------------------------------------

---------------
(1) The percent of the outstanding PC Quote Shares is based upon the number of PC Quote Shares outstanding (7,414,149) and the number of PC Quote Shares that the person may acquire upon conversion of an outstanding debenture and/or upon exercise of outstanding warrants.

(2) Includes 2,050,000 PC Quote Shares beneficially owned directly by Physicians which is a direct subsidiary of Holdings. As a result of Holdings' status as parent of Physicians, Physicians and Holdings may be deemed to share voting and investment power with respect to these PC Quote Shares.

(3)       Includes 96,400 PC Quote Shares beneficially owned directly by
          APL, which is a direct subsidiary of PIC and an indirect subsidiary of Physicians and of Holdings. As a result of these relationships, APL, PIC, Physicians and Holdings may be deemed to share voting and investment power with respect to these PC Quote Shares.

(4) Does not include PC Quote Shares which may be acquired by Physicians as a result of a Rights offering as described in Item 4 of Amendment No. 1.

(5) Includes 1,600,000 PC Quote Shares which may be acquired upon conversion of an outstanding debenture beneficially owned directly by Physicians. As a result of Holdings' status as parent of Physicians, Holdings and Physicians may be deemed to share voting and investment power with respect to these PC Quote Shares.

(6) Includes 1,140,000 PC Quote Shares which may be acquired upon exercise of outstanding warrants beneficially owned directly by Holdings.


          (C)      See Items 3 and 4 of this Amendment No. 2 above.

          (D)      See Items 5(A) and 5(B) of this Amendment No. 2 above.

          (E)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------

         See Items 3 and 4 of this Amendment No. 2 above.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:
         ---------------------------------

         Exhibit A - Joint Filing Agreement, dated December 3, 1996, among PICO
                     Holdings, Inc., Physicians Insurance Company of Ohio, American Physicians Life Insurance Company and Physicians Investment Company [Incorporated herein by reference to Exhibit A to the Reporting Persons' Schedule 13D filed with the SEC on December 16, 1996.]

         Exhibit B - Joint Amendment to Agreement to Provide Insurance;
                     Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, dated August 7, 1997, between PICO Holdings, Inc. and PC Quote, Inc.

         Exhibit C - Common Stock Purchase Warrant issued on August 7, 1997 by
                     PC Quote, Inc. to PICO Holdings, Inc.

Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 1997                PICO HOLDINGS, INC.


                                        By: /s/ James F. Mosier
                                            -----------------------------------
                                            James F. Mosier,
                                            General Counsel and Secretary


                                        PHYSICIANS INSURANCE COMPANY OF OHIO

                                        By: /s/ James F. Mosier
                                            -----------------------------------
                                            James F. Mosier,
                                            General Counsel and Secretary


                                        AMERICAN PHYSICIANS LIFE INSURANCE
                                           COMPANY

                                        By: /s/ James F. Mosier
                                            -----------------------------------
                                            James F. Mosier,
                                            General Counsel and Secretary


                                        PHYSICIANS INVESTMENT COMPANY

                                        By: /s/ James F. Mosier
                                            -----------------------------------
                                            James F. Mosier, Secretary

                                                                     Exhibit B


               Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, dated as of August 7, 1997, between PICO Holdings, Inc. and PC
                                  Quote, Inc.

                               JOINT AMENDMENT TO
                        AGREEMENT TO PROVIDE INSURANCE;
                    DISBURSEMENT REQUEST AND AUTHORIZATION;
                              PROMISSORY NOTE; AND
                          LOAN AND SECURITY AGREEMENT

         This Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement is entered into this 7th day of August, 1997, by and between PC Quote, Inc., a Delaware corporation ("PC Quote") and PICO Holdings, Inc., a California corporation ("PICO").

         WHEREAS, PC Quote and PICO are parties to those certain Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement all entered into in connection with that certain Promissory Note dated May 5, 1997 in the amount of $1,000,000 payable to PICO (collectively, the "Definitive Agreements").

         NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, PC Quote and PICO hereby agree to amend the Definitive Agreements as follows:

I.       Agreement To Provide Insurance, Dated May 5, 1997.
         --------------------------------------------------

         The Agreement to Provide Insurance, dated May 5, 1997, is hereby amended to add the following sentence immediately before the signature blocks:
"Grantor acknowledges that this Agreement applies to the loan made to Grantor by Lender on August 7, 1997.

II.      Disbursement Request And Authorization, Dated May 5, 1997.
         ----------------------------------------------------------

         The section entitled "Loan Type" of the Disbursement Request and Authorization, dated May 5, 1997 is amended to delete "$1,000,000" and insert "$2,000,000."

III.     Promissory Note, Dated May 5, 1997.
         -----------------------------------

         The Promissory Note dated May 5, 1997 is hereby amended to delete all references to "One Million Dollars" or "$1,000,000" and insert "Two Million Dollars" or "$2,000,000," respectively.

IV.      Loan And Security Agreement, Dated May 5, 1997.
         -----------------------------------------------

         The Loan and Security Agreement dated May 5, 1997 is hereby amended as follows:

         A. On page 1, in the third line of "RECITALS" delete "$1,000,000" and insert "$2,000,000."

         B. On page 2, in the first paragraph delete "$1,000,000" and insert "$2,000,000."

         C.    On page 7, add the following language at the end of Section 2.5:
               "There shall be no Facility Fee owed by Borrower to Lender in connection with Lender's $1,000,000 loan to Borrower on August 7, 1997."

V. Except as expressly provided herein, all of the terms and provisions of the Definitive Agreements shall remain in full force and effect.

VI. This Joint Amendment may be executed in a multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties have executed this Joint Amendment as of the date first written above.


                                                   PC QUOTE, INC.

                                                   By:  /s/ Louis J. Morgan
                                                        -----------------------
                                                   Its: President



                                                   PICO HOLDINGS, INC.

                                                   By:  /s/ James F. Mosier
                                                        -----------------------
                                                   Its: Secretary

                                                                       Exhibit C

             Common Stock Purchase Warrant issued on August 7, 1997
                    by PC Quote, Inc. to PICO Holdings, Inc.

                                                           Common Stock Warrant
                                                         Minimum 500,000 Shares
                                                        (subject to adjustment)

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

                                                      Void after April 30, 2000

                         COMMON STOCK PURCHASE WARRANT

             THIS CERTIFIES THAT, for value received, PICO HOLDINGS, INC., a California corporation, is entitled to purchase a minimum of Five Hundred Thousand (500,000) shares of Common Stock ("Warrant Shares") of PC QUOTE, INC., a Delaware corporation, at a price per share equal to the mean of the closing bid price per share for the twenty (20) preceding trading days (or such fewer number of days as such public market has existed) as reported by NASDAQ or such national securities exchange as the Common Stock (as defined below) is traded on, but in no event shall the price be greater than $2.00 per share ("Warrant Price"), subject to adjustments and all other terms and conditions set forth in this Warrant.

             1. Definitions. As used herein, the following terms, unless the context otherwise requires, shall have the following meanings:


                  (a) "Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  (b) "Acquisition" shall mean any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company's securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

                  (c) "Commission" shall mean the Securities and Exchange Commission, or any other Federal agency at the time administering the Act.

                  (d) "Common Stock" shall mean shares of the Company's presently or subsequently authorized Common Stock, and any stock into which such Common Stock may hereafter be exchanged.

                  (e) "Company" shall mean PC QUOTE, INC., a Delaware corporation, and any corporation which shall succeed to or assume the obligations of PC QUOTE, INC., under this Warrant.

                  (f)  "Date of Grant" shall mean August 7, 1997.

                  (g) "Exercise Date" shall mean the effective date of the delivery of the Notice of Exercise pursuant to Sections 4 and 11 below.

                  (h) "Holder" shall mean any person who shall at the time be the registered holder of this Warrant.

                  (i) "Notes" shall mean (i) the Convertible Subordinated Debenture, as amended, held by Physicians Insurance of Ohio, and (ii) other indebtedness of the Company in the aggregate principal amount of up to $2,000,000, owed to PICO HOLDINGS, INC., which credit shall have been extended concurrently with the issuance of this Warrant.

                  (j) "Shares" shall mean shares of the Company's Common Stock, as described in the Company's Certificate of Incorporation.


             2. Issuance of Warrant and Consideration Therefor. This Warrant is issued in consideration of the loan by PICO HOLDINGS, INC. to the Company as described in the Notes issued concurrently with this Warrant by the Company.

             3. Term. The purchase right represented by this Warrant is exercisable only during the period commencing upon the Date of Grant and ending on April 30, 2000.

             4.   Method of Exercise and Payment.

                  (a) Method of Exercise. Subject to Section 3 hereof and compliance with all applicable Federal and state securities laws, the purchase right represented by this Warrant may be exercised, in whole or in part and from time to time, by the Holder by (i) surrender of this Warrant and delivery of the Notice of Exercise (the form of which is attached hereto as Exhibit A), duly executed, at the principal office of the Company and (ii) payment to the Company of an amount equal to the product of the then applicable Warrant Price multiplied by the number of Shares then being purchased pursuant to one of the payment methods permitted under Section 4(b) below.

                  (b)  Method of Payment. Payment shall be made either
(1) by check drawn on a United States bank and for United States funds made payable to the Company, or (2) by wire transfer of United States funds for the account of the Company.

                  (c) Net Issue Exercise. Notwithstanding any provisions herein to the contrary, in lieu of exercising this Warrant for cash, the Holder may elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with a properly endorsed notice of exercise and notice of such election in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

              Y (A-B)
   X =      ------------
                 A

Where X = the number of shares of Common Stock to be issued to the Holder,

      Y = the number of shares of Common Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation),

      A = the fair market value of one share of the Company's Common Stock (at the date of such calculation), and

      B = the Warrant Price (as adjusted to the date of such calculation).

For purposes of the above calculation, fair market value of one share of Common Stock shall be determined by the Company's Board of Directors in good faith; provided, however, that where there exists a public market for the Company's Common Stock at the time of such exercise, fair market value shall mean the average over the preceding twenty trading days (or such fewer number of days as such public market has existed) of the mean of the closing bid and asked prices on the over-the-counter market as reported by Nasdaq, or if the Common Stock is then traded on a national securities exchange or the Nasdaq National Market, the average over the preceding twenty trading days (or such fewer number of days as the Common Stock has been so traded) of the closing sale prices on the principal national securities exchange or the National Market on which it is so traded.

                  (d) Delivery of Certificate. In the event of any exercise of the purchase right represented by this Warrant, certificates for the Shares so purchased shall be delivered to the Holder within ten days of delivery of the Notice of Exercise and, unless this Warrant has been fully exercised or has expired, a new warrant representing the portion of the Shares with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder within such ten day period.

                  (e) No Fractional Shares. No fractional shares shall be issued in connection with any exercise hereunder, but in lieu of such fractional shares the Company shall make a cash payment therefor upon the basis of the fair market value per Share as of the date of exercise.

                  (f)  Company's Representations.

                       (i) All Shares which may be issued upon the exercise of the purchase right represented by this Warrant shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer under applicable federal and state securities laws. During the period within which the purchase right represented by this Warrant may be exercised, the Company shall at all times use its best efforts to have authorized, and reserved for the purpose of issuance upon exercise of the purchase right represented by this Warrant, a sufficient number of Shares to provide for the exercise of the purchase right represented by this Warrant;

                       (ii) This Warrant has been duly authorized and executed by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors' rights;

                       (iii) The execution and delivery of this Warrant are not, and the issuance of the Shares upon exercise of this Warrant in accordance with the terms hereof will not be inconsistent with the Company's Certificate of Incorporation or Bylaws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not conflict with or contravene any provision of, or constitute a default under, any material indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound, or require the registration or filing with or the taking of any action in respect of or by, any federal, state or local government authority or agency (other than such consents, approvals, notices, actions, or filings as have already been obtained or made, as the case may be).

            5. Adjustment of Warrant Price and Number of Shares. The number of securities issuable upon the exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

                  (a) Adjustment for Dividends in Stock. In case at any time or from time to time on or after the date hereof the holders of the Common Stock of the Company (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or, on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive, without payment therefor, other or additional stock of the Company by way of dividend then, and in each case, the Holder of this Warrant shall, upon the exercise hereof, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefor, the amount of such other or additional stock of the Company which such Holder would hold on the date of such exercise had it been the holder of record of such Common Stock on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock receivable by it as aforesaid during such period, giving effect to all adjustments called for during such period by paragraphs (b) and
(c) of this Section 5.

                  (b)  Adjustment for Reclassification or Reorganization.
In case of any reclassification or change of the outstanding securities of the Company or of any consolidation, merger or reorganization of the Company on or after the date hereof, then and in each such case the Holder of this Warrant, upon the exercise hereof at any time after the consummation of such reclassification, change, consolidation, merger or reorganization, shall be entitled to receive, in lieu of or in addition to the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in subparagraphs
(a) and (c); in each such case, the terms of this Paragraph 5 shall be applicable to the shares of stock or other securities property receivable upon the exercise of this Warrant after such consummation.

                  (c) Stock Splits and Reverse Stock Splits. If, at any time on or after the date hereof, the Company shall subdivide its outstanding shares of Common Stock into a greater number of shares, the Warrant Price in effect immediately prior to such subdivision shall thereby be proportionately reduced and the number of shares receivable upon exercise of this Warrant shall thereby be proportionately increased; and, conversely, if at any time on or after the date hereof the outstanding number of shares of Common Stock shall be combined into a smaller number of shares, the Warrant Price in effect immediately prior to such combination shall thereby be proportionately increased and the number of shares receivable upon exercise of the Warrant shall be proportionately decreased.

                  (d) Rights, Options or Warrants. If the Company issues rights, options or warrants to all holders of its shares of Common Stock, without any charge to such holders, entitling them (for a period expiring within 45 days after the record date mentioned below in this paragraph (d)) to subscribe for or to purchase shares of Common Stock at a price per share lower than the then current market price per share of Common Stock at the record date mentioned below (as defined in paragraph (f) below), the number of Shares thereafter purchasable upon exercise of each Warrant shall be determined by multiplying the number of Shares theretofore purchasable upon exercise of each Warrant by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the denominator shall be the number of shares of Common Stock outstanding on such record date plus the number of shares which the aggregate offering price of the total number of shares of Common Stock so offered would purchase at the then current market price per share of Common Stock. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective retroactively to immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

                  (e) Other Distributions. If the Company distributes to all holders of its shares of Common Stock shares of stock other than Common Stock or evidences of its indebtedness or assets (excluding cash dividends payable out of consolidated earnings or retained earnings and dividends or distributions referred to in paragraph (a) above) or rights, options or warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock (excluding those referenced in paragraph (2) above), then in each case the number of Shares thereafter issuable upon the exercise of each warrant shall be determined by multiplying the number of Shares theretofore issuable upon the exercise of each Warrant, by a fraction, of which the numerator shall be the current market price per share of Common Stock (as defined in paragraph (f) below) on the record date mentioned below in this paragraph (e), and of which the denominator shall be the current market price per share of Common Stock on such record date, less the then fair value (as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive) of the portion of the shares of stock other than the Common Stock or assets or evidences of indebtedness so distributed or of such subscription rights, options or warrants, or of such convertible or exchangeable securities applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of distribution retroactive to immediately after the record date for the determination of stockholders entitled to receive such distribution.

                  (f) Current Market Price. For the purposes of any computation under paragraphs (d) and (c) of this Section 5, the current market price per share of Common Stock at any date shall be the average of the daily closing prices for fifteen consecutive trading days commencing twenty trading days before the date of such computation. The closing price for each day shall be the closing sale price or in case no such reported sale takes place on such day, the average of the closing bid and asked prices for such day, in either case on the principal national securities exchange or the Nasdaq National Market on which the shares are listed or admitted to trading, or if they are not listed or admitted to trading on any national securities exchange or the Nasdaq National Market, but are traded in the over-the-counter market, the average of the representative closing bid and asked quotations for the Common Stock, on the NASDAQ system or any comparable system, or if the Common Stock or, in case no sale is publicly reported, the average of the closing bid and asked prices as furnished by two members of the NASD selected from time to time by the Company for that purpose.

                  (g) Adjustments to Warrant Price. Whenever the number of Shares purchasable upon exercise of each Warrant is adjusted, as herein provided, the Warrant Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Shares purchasable upon the exercise of each Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Shares so purchasable immediately thereafter.

                  (h) Certificate as to Adjustments. Upon each adjustment of the Warrant Price, the Company at its expense shall promptly compute such adjustment, and furnish the Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish the Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

            6.    Acquisitions

                  (a) Assumption of Warrant. If upon the closing of any Acquisition the successor entity assumes the obligations of this Warrant, then this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing.

                  (b) Nonassumption. If upon the closing of any Acquisition the successor entity does not assume the obligations of this Warrant and the Holder has not otherwise exercised this Warrant in full, then the unexercised portion of this Warrant shall be deemed to have been automatically converted pursuant to Section 4(c) and thereafter the Holder shall participate in the acquisition on the same terms as other holders of the same class of securities of the Company.

                  (c) Purchase Right. Notwithstanding the foregoing, at the election of the Holder, the Company shall purchase the unexercised portion of this Warrant for cash upon the closing of any Acquisition for an amount equal to (a) the fair market value of any consideration that would have been received by the Holder in consideration of the Shares had the Holder exercised the unexercised portion of this Warrant immediately before the record date for determining the stockholders entitled to participate in the proceeds of the Acquisition, less (b) the aggregate Warrant Price of the Shares, but in no event less than zero.

            7.    Notices; Information; Registration.

                  (a) Notice of Certain Events. If the Company proposes at any time (a) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (c) to effect any reclassification or recapitalization of Common Stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (e) offer holders of registration rights the opportunity to participate in an underwritten public offering of the company's securities for cash, then, in connection with each such event, the Company shall give the Holder (1) at least 20 days prior written notice of the date on which a record will be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of Common Stock will be entitled thereto) or in respect of the matters referred to in (c) and (d) above for determining rights to vote, if any; (2) in the case of the matters referred to in (c) and (d) above at least 20 days prior written notice of the date when the same will take place (and specifying the date on which the holders of Common Stock will be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in (e) above, the same notice as is given to the holders of such registration rights.

                  (b) Information Rights. So long as the Holder holds this Warrant and/or any of the Shares, the Company shall deliver to the Holder
(a) promptly after mailing, copies of all notices or other written communications to the stockholders of the Company, (b) within ninety days after the end of each fiscal year of the Company, the annual audited financial statements of the Company audited by independent public accountants of recognized standing and (c) within forty-five days after the end of each of the first three quarters of each fiscal year, the Company's quarterly, unaudited financial statements.

                  (c)  Registration Under Securities Act of 1933. The
Company agrees that the Shares shall be subject to the registration rights set forth on Exhibit B.

            8. Compliance with Act; Transferability and Negotiability of Warrant; Disposition of Shares.

                  (a) Compliance with Act. The Holder, by acceptance hereof, agrees that this Warrant and the Shares to be issued upon the exercise hereof are being acquired solely for its own account and not as a nominee for any other party and not with a view toward the resale or distribution thereof and that it will not offer, sell or otherwise dispose of this Warrant or any Shares to be issued upon the exercise hereof except under circumstances which will not result in a violation of the Act. This Warrant and the Shares to be issued upon the exercise hereof (unless registered under the Act) shall be imprinted with a legend in substantially the following form:

         THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

In addition, this Warrant and the Shares to be issued upon the exercise hereof shall bear any legends required by the securities laws of any applicable states.

                  (b) Transferability and Negotiability of Warrant. This Warrant may not be transferred or assigned in whole or in part without compliance with all applicable federal and state securities laws by the transferor and the transferee (including the delivery of investment representation letters and legal opinions satisfactory to the Company, if requested by the Company and the transfer is to a person other than a general partner or affiliate of the initial Holder). Subject to the provisions of this Warrant with respect to compliance with the Act, title to this Warrant may be transferred by endorsement and delivery in the same manner as a negotiable instrument transferable by endorsement and delivery. The Company shall act promptly to record transfers of this Warrant on its books, but the Company may treat the registered holder of this Warrant as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary.

                  (c) Disposition of Shares. With respect to any offer, sale, transfer or other disposition of any Shares acquired pursuant to the exercise of this Warrant prior to registration of such Shares, except for any such offer, sale, transfer or other disposition of Shares to an affiliate of the initial Holder, the Holder and each subsequent holder of this Warrant agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, and if such transfer is not pursuant to Rule 144, a written opinion of legal counsel for such holder, if requested by the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification of such Shares. Notwithstanding the foregoing, such Shares may be offered, sold or otherwise disposed of in accordance with Rule 144, provided that the Company shall have been furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of Rule 144 have been satisfied. Each certificate representing the Shares thus transferred (except a transfer pursuant to Rule
144) shall bear a restrictive legend as to the applicable restrictions on transferability in order to insure compliance with the Act, unless in the aforesaid opinion of legal counsel for the holder, such legend is not required in order to insure compliance with the Act.

            9. Rights of Stockholders. No Holder shall be entitled to vote or receive dividends or be deemed the holder of Shares or any other securities of the Company which may at any time be issuable on the exercise of this Warrant for any purpose, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, consolidation, merger, transfer of assets or otherwise) or, except as expressly required herein, to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the Shares issuable upon exercise hereof shall have become deliverable, as provided herein.

            10. Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

            11. Exchange of Warrant. Subject to the other provisions of this Warrant, on surrender of this Warrant for exchange, and subject to the provisions of this Warrant with respect to compliance with the Act, the Company at its expense shall issue to or on the order of the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder (on payment by the Holder of any applicable transfer taxes) may direct, for the number of Shares issuable upon exercise thereof.

            12. Notices. All notices and other communications from the Company to the Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or the Holder, as the case may be, in writing by the Company or such Holder from time to time.

            13. Waiver. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

            14. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of Delaware.

            15. Titles and Subtitles; Forms of Pronouns. The titles of the Sections and Subsections of this Warrant are for convenience only and are not to be considered in construing this Warrant. All pronouns used in this Warrant shall be deemed to include masculine, feminine and neuter forms.

            16. Attorneys' Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys' fees.

Dated:  August 7, 1997.            PC QUOTE, INC., a Delaware corporation


                                   By:  /s/ Louis J. Morgan
                                        -----------------------------------
                                                                , President


                                   By:  /s/ Darlene E. Czaja
                                        -----------------------------------
                                                                , Secretary

                                   EXHIBIT A

                               NOTICE OF EXERCISE

TO:  PC QUOTE, INC.

         1. The undersigned Holder of the attached Common Stock Purchase Warrant hereby elects to exercise its purchase right under such Warrant with respect to ________________ Shares, as defined in the Warrant.

         2. The undersigned Holder elects to pay the aggregate Warrant Price for such Shares (the "Exercise Shares") in the following manner:

                  [ ] by the enclosed check drawn on a United States bank and for United States funds made payable to the Company in the amount of $_____________;

                  [ ] by wire transfer of United States funds to the account of the Company in the amount of $___________, which transfer has been made before or simultaneously with the delivery of this Notice pursuant to the instructions of the Company; or

                  [ ]      pursuant to the Net Exercise provisions set forth in
                           Section 4(c) of the Warrant.

         3. Please issue a stock certificate or certificates representing the appropriate number of Shares in the name of the undersigned or in such other names as is specified below:

                           Name:
                                -----------------------------

                           Address:
                                   --------------------------

                           ----------------------------------

                           Tax Ident. No.:
                                          -------------------


                                    HOLDER:
                                           ------------------------------
                                    By:
                                       ----------------------------------

Date:                               Title:
     -------------------                  -------------------------------

                                   EXHIBIT B


                        STATEMENT OF REGISTRATION RIGHTS


         1. Definitions. For purpose of the Warrant to which this Statement of Registration Rights is attached as Exhibit B:

                  (a) The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act of 1933, as amended (the "Act"), and the declaration or ordering of effectiveness of such registration statement or document;

                  (b) The term "Registrable Securities" means the shares of Common Stock issued or issuable upon exercise of the Warrant;

                  (c) The term "Holder" means the original holder of the Warrant and any transferee of the Warrant; and

                  (d) The term "Warrant" means the original Warrants issued in connection with the Company's initial public offering and all Warrants issued as a result of the transfer of such original Warrants.

         2. Company Registration. If (but without any obligation to do so) the Company proposes at any time before April 30, 2000 to register (including for this purpose a registration effected by the Company for stockholders other than Holder) any of its stock or other securities under the Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock plan, or a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), the Company shall, at such time, promptly give Holder written notice of such registration. Upon the written request of Holder given within twenty days after mailing of such notice by the Company, the Company shall, subject to the provisions of Section 8 hereof and Section 5 of the Warrant, cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered.

         3. Demand Registration. In case the Company shall, at any time before April 30, 2000, receive from Holders holding 40% or more of the outstanding Registrable Securities a written request (to be exercised only once) that the Company effect a registration and any related qualification or compliance with respect to all or a part of the Registrable Securities (which registration shall at the election of Holder either be for a registration for a primary issuance of the Shares upon the exercise of the Warrant or the resale of the Shares previously issued upon exercise of the Warrant at the election of Holder) owned by such Holder, the Company will promptly notify each other Holder (if any) of such request and will:

                  (a) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of a Holder's Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other holder of registration rights joining in such request as are specified in a written request given within 20 days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 3:
(1) if the Company has effected a registration of Registrable Securities pursuant to this Section 3 within the preceding 12 months; (2) if the Company shall furnish to Holder a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration to be effected at such time, in which event the Company shall have the right to defer the filing of the registration statement for a period of not more than 60 days after receipt of the request of Holder under this Section 3; provided, however, that the Company shall not utilize this right more than once in any twelve-month period; or (3) in any jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance; and,

                  (b) subject to the foregoing, file a registration statement covering the Registrable Securities and other securities so requested to be registered promptly after receipt of the request or requests of Holder, and in any event within 30 days of receipt of such request.

         4. Obligation of the Company. Subject to the terms of the Warrant, in the event that the Company is to effect the registration of any Registrable Securities pursuant to Section 2 or 3 hereof, the Company shall promptly:

                  (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, upon the request of the holders of a majority of the securities registered thereunder, keep such registration statement effective for up to one hundred twenty (120) days, or such shorter period as is required to dispose of all securities covered by such registration statement.

                  (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

                  (c) Furnish to Holder such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as Holder may reasonably request in order to facilitate the disposition of Registrable Securities owned by Holder.

                  (d) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by Holder, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions or to agree to any restrictions as to the conduct of its business in the ordinary course thereof.

                  (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Holder shall also enter into and perform its obligations under such underwriting agreement.

                  (f) Notify Holder at any time when a prospectus relating to Registrable Securities of Holder covered by such registration statement is required to be delivered under the Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made.

                  (g) Furnish, at the request of Holder, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to the Warrant, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to Holder and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to Holder.

         5. Availability of Rule 144. Notwithstanding anything in the Warrant or this Statement of Registration Rights to the contrary, the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to Section 2 or 3, if application of Rule 144 would allow Holder requesting a registration under Section 2 or 3 to dispose of the Registrable Securities for which a registration is demanded within a single 90-day period.

         6. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to the Warrant that the selling Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by Holder, and the intended method of disposition of such securities as shall be required to effect the registration of their Registrable Securities.


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


         7.       Expenses. The Company shall bear and pay all expenses
(other than underwriting discounts and commissions) incurred in connection with any registration, filing or qualification of Registrable Securities, including (without limitation) all registration, filing, and qualification fees, legal, printers and accounting fees relating thereto, and the cost of any reasonable fees or disbursements of counsel for Holder.

         8. Underwriting Requirements. In connection with any registrations in which Registrable Securities have a right to be included pursuant to Section 2 hereof and which involves an underwriting of securities being issued by the Company, the Company shall not be required, under Section 2 hereof, to include any of Holder's securities in such underwriting unless Holder accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then only in such quantity as will not, in the opinion of the underwriters, jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters reasonably believe compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters believe will not jeopardize the success of the offering, the securities so included to be apportioned pro rata among the selling Holder and other shareholders holding contractual registration rights according to the total amount of securities entitled to be included therein owned by each selling stockholder or in such other proportions as shall mutually be agreed to by Holder and each other selling stockholder.

         9. Indemnification. In the event any Registrable Securities are included in a registration statement filed by the Company:

                  (a) The Company will indemnify and holder harmless Holder, its officers, directors, and agents, any underwriter (as defined in the Act) for Holder and each person, if any, who controls Holder or underwriter within the meaning of the Act or the Securities Exchange Act of 1934, as amended (the "1934 Act"), against any losses, claims, damages, or liabilities (joint or several) asserted by a third party to which they may become subject under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation of the Company of the Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Act, the 1934 Act or any state securities law; and the Company will reimburse Holder, any of its officers or directors, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case

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


for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, underwriter or controlling person.

                  (b) Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company with the meaning of the Act, any underwriter and any other shareholder selling securities in such registration statement or any of its directors or officers or any person who controls such shareholder, against any losses, claims, damages, or liabilities (joint or several) asserted by a third party to which the Company or any such director, officer, controlling person, or underwriter or controlling person, or other such shareholder or director, officer or controlling person may become subject, under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by Holder expressly for use in connection with such registration; and Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or controlling person, other shareholder, officer, director, or controlling person, as incurred, in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the obligations of Holder hereunder shall be limited to an amount equal to the net proceeds (equal to the offering price less the exercise price, expenses and underwriting commissions and discounts) to such Holder of Shares sold as contemplated herein. Notwithstanding the foregoing, the indemnity agreement contained in this
Section 9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of Holder, which consent shall not be unreasonably withheld.

                  (c) Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying part under this Section 9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 9, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 9.

         10. Reports Under the 1934 Act. With a view to making available to Holder the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any


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

time permit Holder to sell securities of the Company to the public without registration the Company will endeavor to:

                  (a) make and keep public information available, as those terms are understood and defined in SEC Rule 144;

                  (b) take such action as is necessary to enable Holder to utilize an abbreviated registration statement for the sale of its Registrable Securities;

                  (c) file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

                  (d) furnish to Holder, so long as Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144, the Act and the 1934 Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

         11. Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to the Warrant may be assigned by Holder to a permitted transferee or assignee of the Warrant or of at least 400,000 Shares, provided the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and provided, further, that such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.


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